SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                            (Amendment No. 3)

                        NANTUCKET INDUSTRIES, INC.
                        --------------------------
                             (Name of Issuer)

                  Common Stock, $.10 par value per share
                  ---------------------------------------
                      (Title of Class of Securities)

                               630183 10 1
                   -----------------------------------
                  (CUSIP Number of Class of Securities)

                           Glenn Weinman, Esq.
                              Guess ?, Inc.
                        1444 South Alameda Street
                      Los Angeles, California 90021
                              (213) 765-3100
         --------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             with a copy to:

                          Jeffrey H. Cohen, Esq.
                 Skadden, Arps, Slate, Meagher & Flom LLP
                    300 South Grand Avenue, Suite 3400
                    Los Angeles, California 90071-3144
                              (213) 687-5000

                             December 5, 1997
                       ----------------------------
                      (Date of Event which Requires
                        Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of
Rule 13d-1(b)(3) or (4), check the following:             ___
                                                         /__/

Check the following box if a fee is being paid with this Statement:
                                                         ___
                                                        /__/


CUSIP No. 630183 10 1           13D
---------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      GUESS ?, Inc.
---------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                          __
                                                     (a) /X/
                                                          __
                                                     (b) /_/
---------------------------------------------------------------------------
(3)   SEC USE ONLY

---------------------------------------------------------------------------
(4)   SOURCE OF FUNDS*

      WC
---------------------------------------------------------------------------

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                ___
                                        /__/
---------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE

---------------------------------------------------------------------------
                                          : (7)  SOLE VOTING POWER
                                          :
                                          :      422,835
                                          :-------------------------------
 NUMBER OF SHARES BENEFICIALLY            : (8)  SHARED VOTING
 OWNED BY EACH REPORTING                  :      -0-
 PERSON WITH                              :-------------------------------
                                          : (9)  SOLE DISPOSITIVE
                                          :      422,835
                                          :-------------------------------
                                          :(10)  SHARED DISPOSITIVE
                                          :      -0-
---------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      422,835
---------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11      ___
      EXCLUDES CERTAIN SHARES*                         /X /

---------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      13.1%
---------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
      CO
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
---------------------------------------------------------------------------



CUSIP No. 630183 10 1           13D
---------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Maurice Marciano
---------------------------------------------------------------------------

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                          __
                                                      (a)/X /
                                                          __
                                                      (b)/__/
---------------------------------------------------------------------------
(3)   SEC USE ONLY

---------------------------------------------------------------------------
(4)   SOURCE OF FUNDS*

      Not Applicable
---------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                  ___
                                                         /  /
---------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
      FRANCE

---------------------------------------------------------------------------
                                          : (7)  SOLE VOTING POWER
                                          :
                                          :      74,666
                                          :--------------------------------
 NUMBER OF SHARES BENEFICIALLY            : (8)  SHARED VOTING
 OWNED BY EACH REPORTING                  :      422,835
 PERSON WITH                              :--------------------------------
                                          : (9)  SOLE DISPOSITIVE
                                          :      74,666
                                          :--------------------------------
                                          :(10)  SHARED DISPOSITIVE
                                          :      422,835
---------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      497,501
---------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11            ___
      EXCLUDES CERTAIN SHARES*                              /X /

---------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      15.4%
---------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
      IN
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
---------------------------------------------------------------------------


CUSIP No. 630183 10 1           13D
---------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Maurice Marciano Trust (1995 Restatement), formerly known as the Maurice Marciano Trust Under Trust Dated 2/24/86

---------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                          __-
                                                      (a)/X/
                                                          __
                                                      (b)/__/
---------------------------------------------------------------------------
(3)   SEC USE ONLY

---------------------------------------------------------------------------
(4)   SOURCE OF FUNDS*

      O.O.
---------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                        ___
                                                               /  /
---------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
      CALIFORNIA
---------------------------------------------------------------------------
                                          : (7)  SOLE VOTING POWER
                                          :
                                          :      74,666
                                          :--------------------------------
 NUMBER OF SHARES BENEFICIALLY            : (8)  SHARED VOTING
 OWNED BY EACH REPORTING                  :      422,835
 PERSON WITH                              :--------------------------------
                                          : (9)  SOLE DISPOSITIVE
                                          :      74,666
                                          :--------------------------------
                                          :(10)  SHARED DISPOSITIVE
                                          :      422,835
---------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      497,501
---------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11             ____
      EXCLUDES CERTAIN SHARES*                              / X /

---------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      15.4%
---------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
      OO
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
---------------------------------------------------------------------------



CUSIP No. 630183 10 1           13D
---------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     The Maurice Marciano 1990 Children's Trust

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                          ___
                                                      (a)/X /
                                                          ___
                                                      (b)/  /
---------------------------------------------------------------------------
(3)   SEC USE ONLY

---------------------------------------------------------------------------
(4)   SOURCE OF FUNDS*

      Not Applicable
---------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  PURSUANT TO
                        ITEMS 2(d) or 2(e)                ___
                                                         /  /
---------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
      CALIFORNIA

---------------------------------------------------------------------------
                                          : (7)  SOLE VOTING POWER
                                          :
                                          :      -0-
                                          :--------------------------------
 NUMBER OF SHARES BENEFICIALLY            : (8)  SHARED VOTING
 OWNED BY EACH REPORTING                  :      -0-
 PERSON WITH                              :--------------------------------
                                          : (9)  SOLE DISPOSITIVE
                                          :      -0-
                                          :--------------------------------
                                          :(10)  SHARED DISPOSITIVE
                                          :      -0-
---------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-
---------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11            ___
      EXCLUDES CERTAIN SHARES*                              /  /

---------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      -0-
---------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
      OO
---------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP No. 630183 10 1           13D
---------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Joelle Bercovitch

---------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                          ____
                                                      (a)/ X /
                                                          ____
                                                      (b)/   /
---------------------------------------------------------------------------
(3)   SEC USE ONLY

---------------------------------------------------------------------------
(4)   SOURCE OF FUNDS*

      Not Applicable
---------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                        ___
                                                               /  /
---------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
      CANADA

 ---------------------------------------------------------------------------
                                          : (7)  SOLE VOTING POWER
                                          :
                                          :      -0-
                                          :---------------------------------
 NUMBER OF SHARES BENEFICIALLY            : (8)  SHARED VOTING
 OWNED BY EACH REPORTING                  :      -0-
 PERSON WITH                              :---------------------------------
                                          : (9)  SOLE DISPOSITIVE
                                          :      -0-
                                          :---------------------------------
                                          :(10)  SHARED DISPOSITIVE
                                          :      -0-
---------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-
---------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11            ____
      EXCLUDES CERTAIN SHARES*                              /   /

---------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      -0-
---------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
      IN
---------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 630183 10 1           13D
---------------------------------------------------------------------------
(1)    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       The Paul Marciano Trust Under Trust Dated 2/20/86

---------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                          ___
                                                      (a)/X /
                                                          ___
                                                      (b)/  /
---------------------------------------------------------------------------
(3)   SEC USE ONLY

---------------------------------------------------------------------------
(4)   SOURCE OF FUNDS*

      Not Applicable
---------------------------------------------------------------------------

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                  ___
                                                         /  /
---------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
      CALIFORNIA
---------------------------------------------------------------------------
                                          : (7)  SOLE VOTING POWER
                                          :
                                          :       89,166
                                          :--------------------------------
 NUMBER OF SHARES BENEFICIALLY            : (8)  SHARED VOTING
 OWNED BY EACH REPORTING                  :      422,835
 PERSON WITH                              :--------------------------------
                                          : (9)  SOLE DISPOSITIVE
                                          :       89,166
                                          :--------------------------------
                                          :(10)  SHARED DISPOSITIVE
                                          :      422,835
---------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      512,001
---------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11            ___
      EXCLUDES CERTAIN SHARES*                              /X /

---------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      15.8%
---------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
      OO
---------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 630183 10 1           13D
---------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Paul Marciano

---------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                          ___
                                                      (a)/X /
                                                          ___
                                                      (b)/  /
---------------------------------------------------------------------------
(3)   SEC USE ONLY

---------------------------------------------------------------------------
(4)   SOURCE OF FUNDS*

      Not Applicable
---------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                  ___
                                                         /  /
---------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
      FRANCE

---------------------------------------------------------------------------
                                          : (7)  SOLE VOTING POWER
                                          :
                                          :       89,166
                                          :--------------------------------
 NUMBER OF SHARES BENEFICIALLY            : (8)  SHARED VOTING
 OWNED BY EACH REPORTING                  :      422,835
 PERSON WITH                              :--------------------------------
                                          : (9)  SOLE DISPOSITIVE
                                          :       89,166
                                          :--------------------------------
                                          :(10)  SHARED DISPOSITIVE
                                          :      422,835
---------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      512,001
---------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11      ___
EXCLUDES CERTAIN SHARES*                              /X /

---------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      15.8%
---------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
      IN
---------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP No. 630183 10 1           13D
---------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      The Armand Marciano Trust Under Trust Dated 2/20/86

---------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                          ___
                                                      (a)/X /
                                                          ___
                                                      (b)/  /
---------------------------------------------------------------------------
(3)   SEC USE ONLY

---------------------------------------------------------------------------
(4)   SOURCE OF FUNDS*

      Not Applicable
---------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                  ___
                                                         /  /
---------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
      CALIFORNIA
---------------------------------------------------------------------------
                                          : (7)  SOLE VOTING POWER
                                          :
                                          :      32,833
                                          :--------------------------------
 NUMBER OF SHARES BENEFICIALLY            : (8)  SHARED VOTING
 OWNED BY EACH REPORTING                  :      422,835
 PERSON WITH                              :--------------------------------
                                          : (9)  SOLE DISPOSITIVE
                                          :       32,833
                                          :--------------------------------
                                          :(10)  SHARED DISPOSITIVE
                                          :      422,835
---------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      455,668
---------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11            ___
      EXCLUDES CERTAIN SHARES*                              /X /

---------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      14.1%
---------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
      OO
---------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP No. 630183 10 1           13D
---------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Armand Marciano
---------------------------------------------------------------------------

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                          ___
                                                      (a)/X /
                                                          ___
                                                      (b)/  /
---------------------------------------------------------------------------
(3)   SEC USE ONLY

---------------------------------------------------------------------------
(4)   SOURCE OF FUNDS*

      Not Applicable
---------------------------------------------------------------------------

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                  ___
                                                         /  /
---------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
      FRANCE
---------------------------------------------------------------------------
                                          : (7)  SOLE VOTING POWER
                                          :
                                          :       32,833
                                          :--------------------------------
 NUMBER OF SHARES BENEFICIALLY            : (8)  SHARED VOTING
 OWNED BY EACH REPORTING                  :      422,835
 PERSON WITH                              :--------------------------------
                                          : (9)  SOLE DISPOSITIVE
                                          :       32,833
                                          :-------------------------------
                                          :(10)  SHARED DISPOSITIVE
                                          :      422,835
---------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      455,668
---------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11            ____
      EXCLUDES CERTAIN SHARES*                              / X /

---------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      14.1%
---------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
      IN
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
---------------------------------------------------------------------------



ITEM 1. SECURITY AND ISSUER

            This Amendment No. 3 (the "Amendment No. 3") amends and restates the Statement on Schedule 13D (the "Schedule 13D"), dated August 19, 1994, as amended and supplemented by Amendment No. 1 to the Schedule 13D, dated November 3, 1994 and Amendment No. 2 to the Schedule 13D, dated December 9, 1994, relating to the common stock, par value $.10 per share (the "Common Stock" or the "Shares"), issued by Nantucket Industries, Inc., a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act").


ITEM 2. IDENTITY AND BACKGROUND

            (a) This statement is being filed by Guess ?, Inc. ("Guess"), the Maurice Marciano Trust (1995 Restatement) (the "Maurice Marciano Trust") formerly known as the Maurice Marciano Trust Under Trust Dated 2/24/86, Maurice Marciano, the Maurice Marciano 1990 Children's Trust (the "Children's Trust"), Joelle Bercovitch, the Paul Marciano Trust Under Trust Dated 2/20/86 (the "Paul Marciano Trust"), Paul Marciano, the Armand Marciano Trust Under Trust Dated 2/20/86 (the "Armand Marciano Trust") and Armand Marciano (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

            (b) The business address of each of Guess, Maurice Marciano, Paul Marciano, the Armand Marciano Trust and Armand Marciano is 1444 South Alameda Street, Los Angeles, California 90021. The business address of each of the Maurice Marciano Trust, the Paul Marciano Trust, the Children's Trust and Joelle Bercovitch is 9465 Wilshire Blvd., Suite 400, Beverly Hills, California 90212.

            (c) Guess is a Delaware corporation. Guess's principal business is the manufacture and sale of men's and women's clothing. The executive officers and directors of Guess are set forth on Schedule A attached hereto.

            The Maurice Marciano Trust is a revocable trust created under the laws of the state of California on February 24, 1986 and amended and restated on November 8, 1995. The Maurice Marciano Trust makes investments with funds obtained from the corpus of the trust. Maurice Marciano is the sole trustee of the Maurice Marciano Trust. Maurice Marciano's present principal occupation is that of Chief Executive Officer and a director of Guess.

            The Children's Trust is an irrevocable trust created under the laws of the state of California on August 9, 1990. The Children's Trust makes investments with funds obtained from the corpus of the trust. Joelle Bercovitch is the sole trustee of the Children's Trust. Joelle Bercovitch's present principal occupation is that of shoe designer at Charles David of California.

            The Paul Marciano Trust is a revocable trust created under the laws of the state of California on February 20, 1986. The Paul Marciano Trust makes investments with funds obtained from the corpus of the trust. Paul Marciano is the sole trustee of the Paul Marciano Trust. Paul Marciano's present principal occupation is that of President, Chief Operating Officer and a director of Guess.

            The Armand Marciano Trust is a revocable trust created under the laws of the state of California on February 20, 1986. The Armand Marciano Trust makes investments with funds obtained from the corpus of the trust. Armand Marciano is the sole trustee of the Armand Marciano Trust. Armand Marciano's present principal occupation is that of Senior Executive Vice President, Secretary and a director of Guess.

            (d) None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the executive officers, directors or controlling persons of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the executive officers, directors or controlling persons of the Reporting Persons has, during the last five years, been a party to a civil proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            (f) Guess is organized under the laws of the State of Delaware. Each of the Maurice Marciano Trust, the Children's Trust, the Paul Marciano Trust and the Armand Marciano Trust was established under the laws of the state of California. Each of Maurice Marciano, Paul Marciano and Armand Marciano is a citizen of France. Joelle Bercovitch is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The aggregate amount of funds required by Guess to purchase the 422,835 Shares owned directly by it was $2,478,460. The funds used to purchase such Shares were obtained from working capital.

            The aggregate amount of funds required by the Paul Marciano Trust to purchase the 89,166 Shares owned directly by it was $534,996. The funds used to purchase such Shares were obtained from trust funds.

            The aggregate amount of funds required by the Armand Marciano Trust to purchase the 32,833 Shares owned directly by it was $196,998. The funds used to purchase such Shares were obtained from trust funds.

            The aggregate amount of funds required by the Maurice
Marciano Trust to purchase the 74,666 Shares owned directly by it was $435,997. The funds used to purchase such Shares were obtained from trust funds.


ITEM 4. PURPOSE OF TRANSACTION

            On August 18, 1994, Guess, the Children's Trust, the Paul Marciano Trust and the Armand Marciano Trust (collectively, the "Investors") executed a Common Stock Purchase Agreement (the "Agreement"), dated as of August 18, 1994, between the Investors, the Company and the Samberg Group, L.L.C. (the "Samberg Group"), described below and in Item 6, with respect to the acquisition of 490,000 Shares, 323,335 by Guess, 74,666 by the Children's Trust, 59,166 by the Paul Marciano Trust and 32,833 by the Armand Marciano Trust. The acquisition of such Shares, at a price of $6.00 per Share, closed on August 19, 1994. Prior to the acquisition of Shares pursuant to the Agreement, the Maurice Marciano Trust owned 70,000 Shares, the Paul Marciano Trust owned 40,400 Shares and the Armand Marciano Trust owned 10,000 Shares, all of which were acquired in open market transactions.

            Due to the size of the investment made by the Investors in the Company, the Investors negotiated a provision in the Agreement prohibiting (for a period of up to five years from the date of the Agreement) the Company from issuing any shares of capital stock of the Company or any securities exchangeable for or convertible into shares of capital stock of the Company, with certain limited exceptions, without first offering the Investors the right to purchase that number of securities so offered, at the price so offered, such that the Investors would own, following such transaction, the same percentage of outstanding Common Stock and the same percentage of total voting power of capital stock of the Company as they owned before such transaction. This provision was included to prevent the dilution of the investment by the Investors in the Company, except in certain circumstances.

            The Investors agreed with the Company in the Agreement that, for a period of one year after the date of the Agreement, the Investors would not, and will cause each of their affiliates not to, directly or indirectly, solicit, seek or offer to effect, negotiate with or provide any information to any person with respect to, or make any statement or proposal to, any shareholder or security holder of the Company or otherwise make any public announcement or proposal or offer whatsoever with respect to, any form of business combination, merger, consolidation, tender or exchange offer, or sale or purchase of substantially all of its assets or voting securities or liquidation or dissolution of the Company. During this same period the Investors agreed not to, and to cause each of their affiliates not to, participate in a proxy solicitation, election contest or the formation of any group which owns or seeks or offers to acquire beneficial ownership of securities of the Company or any assets of the Company.

            For a period of six months after the closing date (August 19, 1994), the Investors agreed not to dispose of the Shares acquired under the Agreement, without the prior written consent of the Company, except in certain limited instances.

            For the eighteen (18) month period commencing on the closing date, the Investors agreed not to, and to cause their affiliates not to, acquire or enter into any agreement to acquire any voting capital stock of the Company or any securities exchangeable for or convertible into such securities if, as a result of such acquisition, the Investors and their affiliates would have owned in the aggregate in excess of thirty percent (30%) of the Company's outstanding capital stock or in excess of 30% of the total voting power of all outstanding shares of capital stock of the Company, except in connection with a transaction described in the second paragraph of this Item 4. During the same period, the Investors agreed to vote, and to cause their affiliates to vote, for the election of directors of the Company such that the percentage of the members of the board of directors of the Company which constituted Continuing Directors was not less than the percentage of the aggregate voting power of the capital stock of the Company held by persons other than the Investors and their affiliates. "Continuing Directors" are those directors who either were members of the board of directors of the Company on the date of the Agreement or were recommended or approved by a majority of the Continuing Directors then on the board.

            For so long as the Investors or their affiliates own in the aggregate in excess of twenty percent (20%) of the total voting power of all outstanding shares of the Company's capital stock, the Agreement requires that transactions between the Company and the Investors or their affiliates (other than certain transactions in the ordinary course of business) be approved by a majority of the Continuing Directors.

            The Investors designated Roger Williams, the Executive Vice President and Chief Financial Officer of Guess, to serve on the Company's Board of Directors, and he was elected to the board and served until his resignation in July 1997. The Investors have not appointed a successor to Mr. Williams. The Agreement requires the Company and the Samberg Group to each use its best efforts to cause one individual designated collectively by the Investors to be elected to the Company's Board of Directors at future annual meetings of the Company so long as the Investors and their affiliates beneficially own in the aggregate at least the lesser of 490,000 shares of Common Stock or 15% of the outstanding Common Stock (the lesser of such two amounts, the "Threshold Amount").

            Each of the Reporting Persons holds Shares for purposes of investment. Depending upon their evaluations of the Company's business and prospects, future development, market conditions and other factors, and subject to contractual restrictions described above and in Item 6 below, each Reporting Person may, from time to time, purchase additional Shares, resell all or cause to be sold all or a portion of the Shares over which such Reporting Person exercises voting and dispositive power, either in open market or privately negotiated transactions or otherwise. On April 10, 1997, in response to a demand registration requested by the Investors, the Securities and Exchange Commission declared effective a shelf registration statement filed by the Company which included 323,335 Shares owned by Guess, 59,166 Shares owned by the Paul Marciano Trust, 74,666 Shares owned by the Maurice Marciano Trust and 32,833 Shares owned by the Armand Marciano Trust.

            The above discussion is qualified in its entirety by reference to the Agreement. A copy of the Agreement was attached to the Statement on Schedule 13D as Exhibit 2 and is incorporated herein by reference. Except as set forth above, the Reporting Persons have no plans or proposals which relate to Items 4(a) thru (j) of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            (a) Guess is the beneficial owner of the 422,835 Shares owned by it, or approximately 13.1% of the Shares outstanding.

            In March and May of 1996 the Children's Trust transferred all of the 74,666 Shares owned by it to the Maurice Marciano Trust. Thus, Joelle Bercovitch, formerly the sole trustee of the Children's Trust, and the Children's Trust ceased to be Reporting Persons as of May 23, 1996.

            The Maurice Marciano Trust is the beneficial owner of the 74,666 Shares owned by it, or approximately 2.3% of the Shares outstanding. By virtue of being a principal stockholder of Guess, for the purposes of Section 13(d) of the Act, the Maurice Marciano Trust may be deemed to indirectly beneficially own the 422,835 Shares owned by Guess, or approximately 13.1% of the Shares outstanding for a total beneficial ownership of 497,501 Shares or approximately 15.4% of the Shares outstanding. Maurice Marciano is the sole trustee of the Maurice Marciano Trust, and consequently may be deemed the indirect beneficial owner of the 497,501 Shares owned by, or attributed to, such trust, or approximately 15.4% of the Shares outstanding.

            The Paul Marciano Trust is the beneficial owner of the 89,166 Shares owned by it, or approximately 2.8% of the Shares outstanding. By virtue of being a principal stockholder of Guess, for the purposes of
Section 13(d) of the Act, the Paul Marciano Trust may also be deemed to indirectly beneficially own the 422,835 Shares owned by Guess, or approximately 13.1% of the Shares outstanding, for a total beneficial ownership of 512,001 Shares or approximately 15.8% of the Shares outstanding. Paul Marciano is the sole trustee of the Paul Marciano Trust and consequently may be deemed the indirect beneficial owner of the 512,001 Shares owned by, or attributed to, such trust, or approximately 15.8% of the Shares outstanding.

            The Armand Marciano Trust is the beneficial owner of the 32,833 Shares owned by it, or approximately 1.0% of the Shares outstanding. By virtue of being a principal stockholder of Guess, for the purposes of Section 13(d) of the Act, the Armand Marciano Trust may be deemed to indirectly beneficially own the 422,835 Shares owned by Guess, or approximately 13.1% of the Shares outstanding, for a total beneficial ownership of 455,668 Shares, or approximately 14.1% of the Shares outstanding. Armand Marciano is the sole trustee of the Armand Marciano Trust and consequently may be deemed the indirect beneficial owner of the 455,668 Shares owned by, or attributed to, such trust, or approximately 14.1% of the Shares outstanding.

            The Reporting Persons, in the aggregate, beneficially own 619,500 Shares, or approximately 19.1% of the Shares outstanding. Each of the Reporting Persons disclaims beneficial ownership with respect to any portion of such 619,500 Shares not described above as being beneficially owned by it. The percentage of Shares outstanding reported as beneficially owned by each Reporting Person herein on the date hereof is based upon the 3,238,796 Shares outstanding as reported in the Company's Quarterly Report on Form 10-Q for the period ended August 30, 1997.

            (b) Guess has sole voting and dispositive power with respect to the 422,835 Shares owned by it. By virtue of being principal stockholders of Guess, for the purposes of Section 13(d) of the Act, each of the Maurice Marciano Trust, the Paul Marciano Trust and the Armand Marciano Trust may be deemed to share voting and dispositive power with respect to the 422,835 Shares owned by Guess. By virtue of being the sole trustees, respectively, of the Maurice Marciano Trust, the Paul Marciano Trust and the Armand Marciano Trust, each of Maurice Marciano, Paul Marciano, and Armand Marciano may also be deemed to share voting and dispositive power with respect to the 422,835 Shares owned by Guess.

            The Maurice Marciano Trust has sole voting and dispositive power with respect to the 74,666 Shares owned by it, and Maurice
Marciano, as sole trustee of such trust, may be deemed to have sole voting and dispositive power with respect to such shares.

            The Paul Marciano Trust has sole voting and dispositive power with respect to the 89,166 Shares owned by it, and Paul Marciano, as sole trustee of such trust, may be deemed to have sole voting and dispositive power with respect to such shares.

            The Armand Marciano Trust has sole voting and dispositive power with respect to the 32,833 Shares directly owned by it, and Armand Marciano, as sole trustee of such trust, may be deemed to have sole voting and dispositive power with respect to such shares.

            (c) On December 5, 1997, the Maurice Marciano Trust sold, in open market transactions, 21,800 Shares at an average price of $0.28 per Share (exclusive of commissions). On December 8, 1994, the Maurice Marciano Trust, in open market transactions, 8,200 Shares at an average price of $0.31 per Share (exclusive of commissions). On December 12, 1997 the Maurice Marciano Trust sold, in open market transactions, 21,000 Shares at an average price of $0.27 (exclusive of commissions). Except as set forth in the preceding sentences, no transactions in Shares were effected in the past 60 days by the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the executive officers, directors or controlling persons of the Reporting Persons.

            (d) Not applicable.

            (e) In March and May of 1996 the Children's Trust transferred all of the 74,666 Shares owned by it to the Maurice Marciano Trust. Thus, Joelle Bercovitch, the sole trustee of the Children's Trust, and the Children's Trust ceased to be Reporting Persons as of May 23, 1996.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            The Investors, the Company and the Samberg Group, L.L.C. entered into the Agreement on August 18, 1994 pursuant to which the Company agreed to sell to Guess, the Children's Trust, the Paul Marciano Trust and the Armand Marciano Trust 490,000 Shares. The acquisition of such Shares closed on August 19, 1994.

            The Agreement prohibits the Company (for a period of up to five years from the date of the Agreement) from issuing any shares of capital stock of the Company or any securities exchangeable for or convertible into shares of capital stock of the Company, with certain limited exceptions, without first offering the Investors the right to purchase that number of securities so offered, at the price so offered, such that the Investors would own, following such transaction, the same percentage of outstanding Common Stock and the same percentage of total voting power of capital stock of the Company as they owned before such transaction. This provision was included to prevent the dilution of the investment by the Investors in the Company, except in certain circumstances.

            For the eighteen (18) month period commencing on the closing date, the Investors agreed not to, and to cause their affiliates not to, acquire or enter into any agreement to acquire any voting capital stock of the Company or any securities exchangeable for or convertible into such securities if, as a result of such acquisition, the Investors and their affiliates would own in the aggregate in excess of thirty percent (30%) of the Company's outstanding capital stock or in excess of 30% of the total voting power of all outstanding shares of capital stock of the Company, except in connection with a transaction described in the second paragraph of Item 4. During the same period, the Investors agreed to vote, and to cause their affiliates to vote, for the election of directors of the Company such that the percentage of the members of the board of directors of the Company which constitute Continuing Directors was not less than the percentage of the aggregate voting power of the capital stock of the Company held by persons other than the Investors and their affiliates.

            For so long as the Investors or their affiliates own in the aggregate in excess of twenty percent (20%) of the total voting power of all outstanding shares of the Company's capital stock, the Agreement requires that transactions between the Company and the Investors or their affiliates (other than certain transactions in the ordinary course of business) be approved by a majority of the Continuing Directors.

            The Investors have designated Roger Williams, the Executive Vice President and Chief Financial Officer of Guess, to serve on the Company's Board of Directors, and he was elected to the board and served until his resignation in July 1997. The Investors have not appointed a successor to Mr. Williams. The Agreement requires the Company and the Samberg Group to each use its best efforts to cause one individual designated collectively by the Investors to be elected to the Company's Board of Directors at future annual meetings of the Company so long as the Investors and their affiliates beneficially own in the aggregate at least the Threshold Amount.

            For a period of one year after the date of the Agreement, the Investors agreed not to, and agreed to cause each of their affiliates not to, directly or indirectly, solicit, seek or offer to effect, negotiate with or provide any information to any person with respect to, or make any statement or proposal to, any shareholder or security holder of the Company or otherwise make any public announcement or proposal or offer whatsoever with respect to, any form of business combination, merger, consolidation, tender or exchange offer, or sale or purchase of substantially all of its assets or voting securities or liquidation or dissolution of the Company. During this same period the Investors agreed not to, and to cause each of their affiliates not to, participate in a proxy solicitation, election contest or the formation of any group which owns or seeks or offers to acquire beneficial ownership of securities of the Company or any assets of the Company.

            For a period of six months after the closing date, the Investors agreed not to dispose of the Shares acquired under the Agreement without the prior written consent of the Company, except in certain limited instances.

            The Agreement grants the Investors certain registration rights with respect to the Shares acquired pursuant to the Agreement. On April 10, 1997, in response to a demand registration requested by the Investors, the Company filed a shelf registration statement which included 323,335 Shares owned by Guess, 59,166 Shares owned by the Paul Marciano

            The above discussion is qualified in its entirety by reference to the Agreement. A copy of the Agreement was attached to the Statement on Schedule 13D as Exhibit 2 and is incorporated herein by reference.

            Except as set forth above, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the executive officers, directors, or controlling persons of the Reporting Persons has any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Company.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


            Exhibit 1 Joint Filing Agreement (incorporated by reference from the Statement on Schedule 13D)

            Exhibit 2 Common Stock Purchase Agreement, dated August 18, 1994 (incorporated by reference from the Statement on Schedule 13D)

            Exhibit 3 Joint Filing Agreement (incorporated by reference from the Statement on Schedule 13D)

            Exhibit 4 Joint Filing Agreement (incorporated by reference from the Statement on Schedule 13D)

            Exhibit 5         Joint Filing Agreement



                                SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

Dated:  December 16, 1997
                              GUESS ?, INC.

                              By:    /S/ GLENN WEINMAN
                                   Name:  Glenn Weinman
                                   Title: Corporate Secretary



                                SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

Dated:  December 16, 1997


                              MAURICE MARCIANO TRUST

                              By:   /s/  MAURICE MARCIANO
                                    Maurice Marciano, as Trustee of the
                                    Maurice Marciano Trust (1995 Restatement)


                              /s/  MAURICE MARCIANO
                              MAURICE MARCIANO



                                SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

Dated:  December 16, 1997

                             MAURICE MARCIANO 1990
                               CHILDREN'S TRUST

                              By:   /s/  JOELLE BERCOVITCH
                                    Joelle Bercovitch, as Trustee of the
                                    Maurice Marciano 1990 Children's Trust

                              /s/ JOELLE BERCOVITCH
                              JOELLE BERCOVITCH



                                SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

Dated:  December 16, 1997

                           PAUL MARCIANO TRUST

                              By:   /s/  PAUL MARCIANO
                                    Paul Marciano, as Trustee of the Paul
                                    Marciano Trust Under Trust Dated
                                    2/20/86


                              /s/ PAUL MARCIANO
                              PAUL MARCIANO



                                SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

Dated:  December 16, 1997

                          ARMAND MARCIANO TRUST

                            By:   /s/  ARMAND MARCIANO
                                  Armand Marciano, as Trustee of the Armand
                                  Marciano Trust Under Trust
                                  Dated 2/20/86


                              /s/ ARMAND MARCIANO
                              ARMAND MARCIANO


                                                                Schedule A

                     Executive Officers and Directors
                                    of
                              Guess ?, Inc.

            The names of the Directors and the names and titles of the Executive Officers of Guess ?, Inc. ("Guess") and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Guess and each individual is a United States citizen.

Name                       Business Address          Present Principal
                                                     Occupation
Maurice Marciano           1444 S. Alameda Street    Chairman of the Board,
                           Los Angeles, CA 90021     Chief Executive Officer
                                                     and Director (Principal
                                                     Executive Officer)
                                                     (French citizen)

Paul Marciano              1444 S. Alameda Street    President, Chief
                           Los Angeles, CA 90021     Operating Officer and
                                                     Director (French citizen)

Armand Marciano            1444 S. Alameda Street    Senior Executive Vice
                           Los Angeles, CA 90021     President, Secretary and
                                                     Director (French citizen)

Andrea Weiss               1444 S. Alameda Street    President, Retail
                           Los Angeles, CA 90021     Division

Aldo Papone                American Express          Director
                           200 Vesey Street
                           50th Floor
                           New York, NY 10285

Robert C. Davis            St. Johns Knits           Director
                           17422 Derian Avenue
                           Irvine, CA 92612

Terence Tsang              1444 S. Alameda Street    Principal Financial and
                           Los Angeles, CA 90021     Accounting Officer

Ken Duane                  1444 S. Alameda Street    President, Worldwide
                           Los Angeles, CA 90021     Sales



                              EXHIBIT INDEX

                                                                 Page No.

Exhibit 5   Joint Filing Agreement among the Reporting Persons     28
            pursuant to Rule 13d-1(f)(1)(iii)